ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-156695
Dated April 13, 2011

Master Limited Partnerships (MLPs)	UBS E-TRACS

UBS E-TRACS Alerian MLP Infrastructure Index

Product profile	Ticker: MLPI

Underlying Index	Alerian MLP Infrastructure Index (AMZI)
Issuer	UBS AG	Key features
Issuer Credit Rating[1]	Aa3 (Moody’s); A+ (S&P and Fitch)	Quarterly income potential
Current Annual Index Yield[2]	6.23%	Tax administration benefit
CUSIP	902641646	Convenience of an exchange- traded security
Primary Exchange	NYSE Arca
Initial Trade Date	March 31, 2010
Maturity Date	April 2, 2040
Annual Tracking Fee (%)*	0.85% accrued on a daily basis
*As of December 31, 2010. See “Selected risk considerations” and the disclaimer for more information.

About the product

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

The UBS E-TRACS Alerian MLP Infrastructure Index exchange-traded note, is designed to track the performance of the Alerian MLP Infrastructure Index (the “Index”) and pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less investor fees.

About the Index

The Index, comprised of 25 energy infrastructure MLPs is a liquid, midstream-focused subset of the Alerian MLP Index (NYSE: AMZ). The Index, whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities, provides investors with a benchmark for the infrastructure component of this emerging asset class. The Index is calculated using a capped, float-adjusted, capitalization-weighted methodology that results in greater diversification versus a pure market capitalization-weighted index. The Index was created in March 2008 and has no performance history prior to that date.

Historical returns

	Since Inception
	Total Return	Annualized Return	3 Month	1 Years	2 Years
Alerian MLP Infrastructure Index	71.58%	21.40%	8.37%	34.98%	58.04%
Alerian MLP Index	68.47%	20.61%	8.32%	35.85%	54.81%
S&P 500® Index	0.75%	0.27%	10.27%	15.06%	20.63%
S&P 500 Utilities® Index	-6.08%	-2.23%	0.44%	5.46%	8.64%
Dow Jones-UBS Commodity IndexSM	-16.65%	-6.33%	16.76%	16.83%	17.86%

Historical results for the period from March 20, 2008 through December 31, 2010.

Source: Alerian, Standard & Poor’s, and Dow Jones

Historical information presented is as of December 31, 2010 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively.

The UBS E-TRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index Comparisons

The graph illustrates the historical returns of the Index from March 20, 2008 through December 31, 2010 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The UBS E-TRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Characteristics

Number of holdings: 25 MLPs

Top 10 Holdings
Enterprise Products Partners LP	EPD	9.65%
Kinder Morgan Energy Partners LP	KMP	9.23%
Magellan Midstream Partners LP	MMP	6.96%
ONEOK Partners LP	OKS	6.92%
Plains All American Pipeline LP	PAA	6.89%
Energy Transfer Partners LP	ETP	6.78%
Enbridge Energy Partners LP	EEP	5.03%
NuStar Energy LP	NS	4.81%
Buckeye Partners LP	BPL	4.61%
Regency Energy Partners LP	RGNC	4.41%

Source: Alerian; as of December 31, 2010

UBS E-TRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	e-tracs@ubs.com

Product overview

Why invest in MLPs? Because the revenues of MLPs tend to be correlated with demand for energy commodities, and demand for such commodities is less volatile than energy commodity prices, MLPs in energy infrastructure industries have relatively consistent, predictable cash flows. Therefore, MLPs have a relatively low historical correlation to the market prices of a wide range of asset classes including equities and commodities and have produced attractive historical yields compared to other income-oriented investments.

Benefits of investing in MLPI

Exposure to a portfolio of energy infrastructure MLPs through a single investment.

Income via variable quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less fees. If the MLPs do not make distributions, or those distributions do not overcome the investor fees, then investors will not receive any coupons.

Tax administration — The coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

Selected risk considerations

An investment in the UBS E-TRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” beginning on page S-17 in the prospectus supplement for the UBS E-TRACS ETNs (the “E-TRACS Prospectus”). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the E-TRACS Prospectus.

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You may lose some or all of your principal — The UBS E-TRACS ETNs are fully exposed to any decline in the level of the Index, as measured by the VWAP Level. If the increase in the level of the Index, as measured by the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset the negative effect of the Annual Tracking Fee and Redemption Fee Amount, if applicable, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, or if the level of the Index, as measured by the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment at maturity or call, or upon early redemption.

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Payment based on VWAP Level — The payment on the UBS E-TRACS ETNs at maturity, call, or upon early redemption, will be based on the VWAP Level of the Index and not on the closing level of the Index, as specified in the E-TRACS Prospectus. The VWAP Level of the Index will most likely differ from the closing level of the Index.

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Market risk — The return on the UBS E-TRACS ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Performance Ratio, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

•	Limited performance history — The return on the UBS E-TRACS ETNs is linked to the performance of the Index, which was introduced in March 2008. As a result, the Index has a limited performance history, and it is uncertain how the index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the UBS E-TRACS ETNs than if the Index had a longer performance history.

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Credit of UBS —The E-TRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the UBS E-TRACS ETNs, including any payment at maturity or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the UBS E-TRACS ETNs prior to maturity, call or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the UBS E-TRACS ETNs.

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Potential over-concentration in a particular industry — There is only one industry – energy – related to the MLPs included in the Index. An investment in the UBS E-TRACS ETNs will increase your portfolio’s exposure to fluctuations in the energy industry.

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A trading market for the UBS E-TRACS ETNs may not develop — Although the UBS E-TRACS ETNs are listed on NYSE Arca, a trading market for the UBS E-TRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the UBS E-TRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the UBS E-TRACS ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the UBS E-TRACS ETNs may be limited.

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Minimum redemption amount —You must elect to redeem at least 50,000 UBS E-TRACS ETNs for UBS to repurchase your UBS E-TRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your UBS E-TRACS ETNs for redemption with those of other investors to reach this minimum requirement. Therefore, the liquidity of the UBS E-TRACS ETNs may be limited.

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fee (which is based on the Annual Tracking Fee). Similarly, you will not receive a coupon payment on a Redemption Date, the Call Settlement Date or the Acceleration Settlement Date if the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee (which is based on the Annual Tracking Fee), and in the case of a redemption, the Redemption Fee Amount.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the UBS E-TRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s Call Right — UBS may elect to redeem all outstanding UBS E-TRACS ETNs at any time as described under “Specific Terms of the Securities — UBS’s Call Right” beginning on page S-45 of the E-TRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your UBS E-TRACS ETNs.

Contact us	UBS E-TRACS Investor Service Center: +1 – 877 – ETRACS 5	Email: e-tracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: www.ubs.com/e-tracs

1The issuer credit rating as of December 31, 2010 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the UBS E-TRACS ETNs.

2The Current Annual Index Yield as of December 31, 2010 is calculated by Alerian and is based on a modified indicative formula, which takes the most recently declared quarterly distribution of each of the Master Limited Partnerships that constitute the Index (“constituent MLP”), and creates an annualized yield for each constituent MLP by (i) multiplying that number by four and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Index. The formula is considered “modified” indicative because in certain circumstances, Alerian can ignore the most recently declared distribution in its calculations and instead use an alternative distribution amount (derived from public sources) that, in its opinion, better reflects an investor’s expectation of future distributions using all publicly available information. You are not guaranteed any coupon or distribution amount under the ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC. (http://www.sipc.org/) An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index and AMZI are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners, LLC d/b/a/ Alerian. Other marks may be trademarks of their respective owners. All rights reserved.

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